Exhibit 21.1
NET LEASE OFFICE PROPERTIES
SUBSIDIARIES OF REGISTRANT

Name of Subsidiary	Ownership	State or Country of Incorporation
NLO OP LLC	100%	Delaware
NLO Mezzanine Borrower LLC	100%	Delaware
NLO Pledgor LLC	100%	Delaware
NLO MB TRS LLC	100%	Delaware
NLO Holding Company	100%	Delaware
Drug (AZ) LLC	100%	Delaware
JPCENTRE (TX) LLC	100%	Delaware
601 Jefferson Tower (TX) LLC	100%	Delaware